FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272-9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

CORRECTION TO NET DEBT TABLE IN FOURTH QUARTER 2006 EARNINGS REPORT

Mexico City, February 28, 2007—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) is correcting the net debt table that appears in the English language version of its fourth quarter 2006 earnings report, issued yesterday. The corrected table and related discussion, which does not change, follows:

Debt

Total debt at December 31, 2006 increased Ps. 2,500 million to Ps. 13,475 million, as compared to Ps. 10,976 million in the same quarter of 2005. Excluding the El Cajón hydroelectric project, total debt increased Ps. 1,738 million. The increase in debt reflects financing for the Irapuato-La Piedad highway PPP, working capital loans to finance the construction of the Mexico City Airport Terminal II, bridge loans to finance the construction of entry level housing, and a loan to finance the OMA share purchase. These increases in debt were offset in part by the effect of the proportional consolidation of Rodio.

(Ps. Million)	4Q2005	4Q2006

Short Term Debt	539	6,202
Long Term Debt	10,437	7,274
Total Debt	10,976	13,475

Total Cash and cash equivalents	6,545	5,108

Total Net Debt	4,431	8,367

El Cajón Project Debt	6,408	7,170
El Cajón Cash and cash equivalents	584	378

Net Debt, El Cajón	5,824	6,792
Net Debt (Net Cash), excluding El Cajón	-1,393	1,575

Net debt excluding the El Cajón hydroelectric project was Ps. 1,575 million, compared to net cash of Ps. 1,393 million at the close of the fourth quarter of 2005.

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Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer